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                                                             Exhibit (a)(1)(xii)

                        LEAP WIRELESS INTERNATIONAL, INC.

          OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS FOR NEW OPTIONS


              SCRIPT FOR WEBCAST FIRST AVAILABLE NOVEMBER 20, 2001


         I'm Harvey White, Chairman and CEO of Leap Wireless and I thank you for joining this Webcast where we can discuss a new compensation program that deals with your stock options. Today we filed with the Securities and Exchange Commission an option exchange program for certain options held by certain employees in the Company. This is an important program and it is intended to deal with the recent stock price decline that we have seen as a result of market conditions.

         As you know, we consider the stock option program that we have to be a valuable employee compensation program that allows us to attract and retain very valuable employees. As the stock price decline has occurred, it has made it such that a number of employees find it difficult to see the potential benefit of the options they hold since they are priced substantially higher than today's current price. The program that we are discussing today is a program that would allow employees who have options greater than $35 to exchange those options for new options to be granted at least 6 months and 1 day after December 18th. The program also allows eligible employees who choose not to exchange those options to participate and receive a supplemental option grant.

         This program is not a repricing. This is a stock exchange program as I said. It is designed to comply with the Securities and Exchange rules that deal with this type of issue. If it were a repricing, we would be required to take a substantial earnings charge on any future appreciation. Your Board of Directors has decided that we cannot follow that practice, and we have therefore dissolved this alternative program for the employees.

          The description of this program is being provided to you in a very large document that will be made available to each employee affected. It should be read carefully, and then if you have questions we will provide question and answer period where senior officers in the Human Resources and Legal Departments, and our option management program manager will be able to answer those questions.
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         The purpose of this program is to provide a compensation benefits program that will meet the individual needs of the employees. By offering the alternative of exchange of certain options, or if you are eligible, the right to participate in supplemental grant, we think that we have given to the employees a choice which will hopefully match their individual profile of needs. Recognize that there is a risk involved in the option exchange program and that there are potential rewards. We hope in that future options, which as I said would be granted 6 months and 1 day after December 18th, will be priced at the price on that day and that you will need to make a decision as to how the current option you hold compares with that potential future option price.

         Please understand that no one in this Company, no employee, is authorized to make any recommendation to you about your choice and that no one will hopefully do that. It is your choice. You should think about consulting with your own tax, legal and accounting professionals to help you with this choice. You will have about 4 weeks to make the decision, so there is time to carefully consider what is being offered to you.

         I want to conclude by saying again, that it is our intent to have an option program that provides for benefits and rewards for those people who continue to provide support and efforts to the growth of our Company. We believe that this program has been designed to let each individual make a decision as to how this program can best be suited to their needs and to provide each individual with an opportunity to prosper from the growth of the Company. I want to take this time also to thank you for what you have contributed to this Company and to thank you for the future efforts that you will make in the success of our Company.

Have a great day.